SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ESSA Pharma Inc.

(Name of Issuer - as specified in its charter)

Common Shares

(Title of Class of Securities)

29668H708

(CUSIP Number)

Peter J. Luiso, Esq.

Chief Compliance Officer and General Counsel

Eventide Asset Management, LLC

One International Place, Suite 4210

Boston, Massachusetts 02110

(877) 771- 3836

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐ .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Eventide Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,385,168
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,385,168
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,385,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON Finny Kuruvilla, M.D. Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,385,168
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,385,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,385,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IN;HC

1	NAME OF REPORTING PERSON Eventide Healthcare & Life Sciences Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 766,522
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 766,522
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 766,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IV

1	NAME OF REPORTING PERSON Eventide Gilead Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 618,646
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 618,646
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IV

This Amendment No. 1 to the Statement on Schedule 13D amends the initial Statement on Schedule 13D filed by the Reporting Persons (as defined below) as filed on May 23, 2019 with respect to the Issuer (as defined below) in order to reflect certain amendments to the Reporting Persons’ ownership of Shares of the Issuer as reported herein.

Item 1. Security and Issuer.

This Amendment No. 1 to the Statement on Schedule 13D relates to the Common Shares (the “Shares”) of ESSA Pharma Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5.

Item 2. Identity and Background.

This Amendment No. 1 to the Statement on Schedule 13D is being jointly filed by: (i) Eventide Asset Management, LLC, a Delaware limited liability company registered as an investment adviser with the U.S. Securities and Exchange Commission (“Eventide”); (ii) Finny Kuruvilla, M.D., Ph.D., a United States citizen who is a Managing Partner and a control person of Eventide (“Kuruvilla”); (iii) Eventide Healthcare & Life Sciences Fund (the “Healthcare & Life Sciences Fund”), a separate investment series of Mutual Fund Series Trust (the “Trust”), an investment company registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended, for which Eventide serves as investment adviser; and (iv) Eventide Gilead Fund (the “Gilead Fund”), a separate investment series of the Trust for which Eventide also serves as investment adviser. (Eventide, Kuruvilla, the Healthcare & Life Sciences Fund and the Gilead Fund are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons". The Healthcare & Life Sciences Fund and the Gilead Fund are sometimes referred to collectively as the “Funds”). Further information regarding the identity and background of certain of the Reporting Persons is set forth in Exhibit B which is attached hereto.

During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective executive officers, their respective managing members or any persons controlling their respective managing members has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by Eventide directly acting solely on behalf of its investment advisory clients. Eventide has purchased a total of 481,971 Shares in negotiated purchases and converted 904,000 warrants (the “Warrants”) for an aggregate consideration of $13,158,230 (exclusive of brokerage commissions). To the best knowledge of the Reporting Persons, the funds used in such purchases were from Eventide’s existing and available investment capital and none of the consideration for such Shares was represented by borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes and will continue to analyze their investment in the Issuer on an ongoing basis. As part of this investment analysis process, the Reporting Persons have engaged in discussions with management of the Issuer and the Reporting Persons reserve the right to engage with third parties that may have an interest in the business affairs of the Issuer in order to monitor their investment and consider possible strategic alternatives.

Effective as of May 14, 2019, the Healthcare & Life Sciences Fund and the Gilead Fund each entered into a Waiver and Agreement to Exercise with the Issuer with respect to the Warrants (the “Exercise Agreement”) pursuant to which the parties agreed to certain matters regarding the terms of the exercise of the Warrants in connection with the Issuer’s proposed transaction with Realm Therapeutics plc (the “Realm Transaction”). The Healthcare & Life Sciences Fund and the Gilead Fund each agreed to exercise the Warrants subject to the conditions provided for in the Exercise Agreement, including certain conditions with respect to the timing of the approval of the Realm Transaction. Effective as of June 30, 2019, the Funds exercised the Warrants in accordance with the terms of the Exercise Agreement. The Exercise Agreement is incorporated herein by reference to Exhibit C included with the Reporting Persons’ initial Statement on Schedule 13D as filed on May 23, 2019.

Depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Issuer. The Reporting Persons further reserve the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant without prior notice.

Item 5. Interest in Securities of the Issuer.

Based on the most recently available information from the Issuer, there are 7,963,628 Shares currently outstanding. As of June 30, 2019, the Reporting Persons collectively may be deemed to beneficially own 1,385,168 Shares, which represents 17.4% of the outstanding Shares. The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) Eventide:
1,385,168	Sole Voting and Sole Dispositive Power (1)	17.4%
(B) Kuruvilla:
1,385,168	Shared Voting and Shared Dispositive Power (2)	17.4%
(C) Healthcare & Life Sciences Fund:
766,522	Shared Voting and Shared Dispositive Power (3)	9.6%
(D) Gilead Fund:
618,646	Shared Voting and Shared Dispositive Power (4)	7.8%

____________________

(1)	Such Shares are owned by investment advisory clients of Eventide. By reason of its investment advisory relationship with such clients, Eventide is deemed to have sole voting and sole dispositive power over such Shares. The economic interest in such Shares is held by such clients.
(2)	Because Kuruvilla is a Managing Partner and control person of Eventide, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.
(3)	Such Shares are owned by the Healthcare & Life Sciences Fund. Because Eventide serves as investment adviser to the Fund, the Fund may be deemed to share the power to vote and dispose or direct the disposition of such shares.
(4)	Such Shares are owned by the Gilead Fund. Because Eventide serves as investment adviser to the Fund, the Fund may be deemed to share the power to vote and dispose or direct the disposition of such shares.

TRANSACTIONS

Information regarding transactions in the Shares that have been effected by the Reporting Persons since the filing of the Reporting Persons’ initial Statement on Schedule 13D as filed on May 23, 2019, are included in Exhibit D attached hereto.

Item 7. Materials Filed as Exhibits.

The following exhibits are attached hereto:

Exhibit A - Joint Filing Agreement of the Reporting Persons

Exhibit B - Executive Officers and Control Persons of the Reporting Persons

Exhibit C - Waiver and Agreement to Exercise – incorporated herein by reference to Exhibit C included with the Reporting Persons’ initial Statement on Schedule 13D as filed on May 23, 2019.

Exhibit D - Transactions in Securities of the Issuer Since the Filing of the Reporting Persons’ Most Recent Statement on Schedule 13D.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Amendment No. 1 to the Statement on Schedule 13D is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 1 to the Statement on Schedule 13D.

Eventide Asset Management, LLC*

Date: July 12, 2019                                            By: /s/ Peter J. Luiso

Name: Peter J. Luiso

Title: Chief Compliance Officer

and General Counsel

Finny Kuruvilla, M.D., Ph. D.*

Date: July 12, 2019                                            By: /s/ Finny Kuruvilla, M.D., Ph. D.

Name: Finny Kuruvilla, M.D., Ph. D.

Mutual Fund Series Trust, on behalf of

Eventide Healthcare & Life Sciences Fund*

Date: July 12, 2019                                            By: /s/ Jennifer A. Bailey

Name: Jennifer A. Bailey

Title: Secretary

Mutual Fund Series Trust, on behalf of

Eventide Gilead Fund*

Date: July 12, 2019                                            By: /s/ Jennifer A. Bailey

Name: Jennifer A. Bailey

Title: Secretary

* The Reporting Persons disclaim beneficial ownership in the shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT A

Joint Filing Agreement Among

Eventide Asset Management, LLC, Finny Kuruvilla, M.D., Ph.D.,

Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund and Eventide Gilead Fund

WHEREAS, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

NOW, THEREFORE, the parties hereto agree as follows:

Eventide Asset Management, LLC, Finny Kuruvilla, M.D., Ph. D., and Mutual Fund Series Trust, on behalf of the Eventide Healthcare & Life Sciences Fund and the Eventide Gilead Fund, do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file an Amendment No. 1 to the Statement on Schedule 13D relating to their ownership of the Common Shares of the Issuer, and do hereby further agree that said Amendment No. 1 to the Statement on Schedule 13D shall be filed on behalf of each of them.

Eventide Asset Management, LLC

Date: July 12, 2019                                            By: /s/ Peter J. Luiso

Name: Peter J. Luiso

Title: Chief Compliance Officer and

General Counsel

Finny Kuruvilla, M.D., Ph.D.

Date: July 12, 2019                                            By: /s/ Finny Kuruvilla, M.D., Ph. D.

Name: Finny Kuruvilla

Mutual Fund Series Trust, on behalf of

Eventide Healthcare & Life Sciences Fund

Date: July 12, 2019                                            By: /s/ Jennifer A. Bailey

Name: Jennifer A. Bailey

Title: Secretary

Mutual Fund Series Trust, on behalf of

Eventide Gilead Fund

Date: July 12, 2019                                            By: /s/ Jennifer A. Bailey

Name: Jennifer A. Bailey

Title: Secretary

EXHIBIT B

OFFICERS AND CONTROL PERSONS OF THE REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

A. Eventide Asset Management, LLC

Eventide Asset Management, LLC is an investment adviser registered with the U.S. Securities and Exchange Commission and organized as a limited liability company under the laws of the State of Delaware. Its address is:

One International Place, Suite 4210
Boston, Massachusetts 02110

The officers of Eventide Asset Management, LLC are:

Name                                                             Title

Robin C. John                                                 Chief Executive Officer

Finny Kuruvilla, M.D., Ph. D.*                         Chief Investment Officer

Peter J. Luiso, Esq.                                         Chief Compliance Officer and General Counsel

*Mr. Kuruvilla is deemed to be a control person of Eventide Asset Management, LLC as a result of his ownership interest in the firm.

B. Mutual Fund Series Trust, on behalf of each of Eventide Healthcare & Life Sciences Fund and Eventide Gilead Fund

Mutual Fund Series Trust is an investment company organized as a business trust under the laws of the State of Ohio and it is registered with the U.S. Securities and Exchange Commission. The Eventide Healthcare & Life Sciences Fund and the Eventide Gilead Fund are each separate investment series of the Trust and share Officers and Trustees with the Trust. Its address is:

17605 Wright Street
Omaha, Nebraska 68130

Information regarding the Trustees and Officers of Mutual Fund Series Trust is incorporated herein by reference to the Section titled “Trustees and Officers” in the Statement of Additional Information included in Post-Effective Amendment No. 403 to the Registration Statement on Form N-1A of the Trust as filed with the U.S. Securities and Exchange Commission on June 4, 2019.

EXHIBIT D

TRANSACTIONS IN SECURITIES OF THE ISSUER SINCE THE FILING OF THE REPORTING PERSONS’ MOST RECENT STATEMENT ON SCHEDULE 13D

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Persons since the filing of the Reporting Persons’ initial Statement on Schedule 13D on May 23, 2019, except the following transactions:

Reporting Person	Transaction	Date	No. of Shares*	Average Price Per Share*
The Funds	Exercise of Warrants	6/30/19	903,198	$2.25

________________

* Effective as of June 30, 2019, the Funds completed the cashless exercise of 904,000 pre-funded Warrants of the Issuer pursuant to the terms of the Exercise Agreement resulting in 903,198 Shares issued to the Funds.

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